ALLGREEN PROPERTIES LIMITED

04 MAR 29 7:21

04010929

File No. 82-4959

Date: 19 MAR 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 3/30

MASNET No. 19 OF 19.03.2004
Announcement No. 19

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 103,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 17 March 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,051,015,000 ordinary shares of S$0.50 each.

Submitted by Ms Isoo Tan, Company Secretary on 19/03/2004 to the SGX

MASNET No. 22 OF 19.03.2004
Announcement No. 22

ALLGREEN PROPERTIES LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	12/03/2004 (See notes below)
2. Name of Director:	Kuok Oon Kwong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	17/03/2004 (See notes below)
2. Name of Registered Holder:	Kuok Oon Kwong
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	1,768,356
As a percentage of issued share capital:	0.17
No. of shares which are the subject of this notice:	100,000
As a percentage of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.95
No. of shares held after the change:	1,868,356
As a percentage of issued share capital:	0.18

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	1,768,356	157,868
As a percentage of issued share capital:	0.17	0.02
No. of shares held after the change:	1,868,356	157,868
As a percentage of issued share capital:	0.18	0.02

Notes:

1) Date of notice to issuer refers to date of the notice given upon exercise of options by director.
2) Date of change of interest refers to date of the allotment of shares after exercise of options.

Submitted by Ms Isoo Tan, Company Secretary on 19/03/2004 to the SGX

ALLGREEN PROPERTIES LIMITED

04 MAR 29 AM 7:21

File No. 82-4959

Date: 15 MAR 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 20 OF 15.03.2004
Announcement No. 20

ALLGREEN PROPERTIES LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 12/03/2004

2. Name of Director: Kuok Oon Kwong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 12/03/2004

2. Name of Registered Holder: Kuok Oon Kwong

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of options held before the change:	200,000
As a percentage of issued share capital:	0.02
No. of options which are the subject of this notice:	100,000
As a percentage of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.95
No. of options held after the change:	100,000
As a percentage of issued share capital:	0.01

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of options held before the change:	200,000	0
As a percentage of issued share capital:	0.02	0
No. of options held after the change:	100,000	0
As a percentage of issued share capital:	0.01	0

Submitted by Ms Isoo Tan, Company Secretary on 15/03/2004 to the SGX